FORM 6-K / A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, May 13, 2020 – GPA [B3: PCAR3; NYSE: CBD] announces its results for the 1st quarter of 2020 (1Q20). All comparisons are with the same period in 2019, except where stated otherwise. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. GPA acquired 96.57% of the capital stock of Éxito on November 27, 2019 and hence Éxito’s results were fully consolidated in the 1Q20 results.

1Q20 EARNINGS RELEASE

Comments below refer to numbers before the application of IFRS 16, except unless otherwise indicated. The Grupo Éxito’s operations related to 1Q20 are included in GPA’s consolidated results. The variations vs 1Q19 are for comparison purposes only.

Operating and Financial Performance

Consolidated gross sales revenue of R$ 21.6 billion in 1Q20, +56.5% in total sales and +15.0% pro forma[1], with strong growth across all operations of the group. Sales grew significantly in all formats since the onset of the pandemic, confirming the effectiveness and strong adherence of the models to clients’ needs;

●       GPA Brazil[2]: R$ 15.9 billion, a significant increase of 15.0%, growth significantly above the competition, +23.8% in total sales, which resulted in the largest increase in penetration in SP households in the sector (+190 bps vs 1Q19), confirming the strengthening of this business model and its successful expansion (with record store openings: 40 stores in 2018 and 2019, which already account for 25% of the banner’s sales). In addition, the strong resumption of growth at Multivarejo deserves mention, with total sales growing 6.1%, driven by growth in all formats due to the maturation of the portfolio, which was optimized in last year, and the successful commercial dynamics in the quarter;

●       Grupo Éxito: R$ 5.7 billion, significant growth of 14.5% pro forma, highlighting the performance of the innovative formats such as Wow (+15%), FreshMarket (+25%), Surtimayorista (+14%) and growth of e-commerce;

Consolidated gross profit came to R$4.1 billion in 1Q20, +48.5% vs. 1Q19 and +4.6% pro forma, with gross margin of 21.1%, reflecting the excellent performance of the operation in Brazil and the first consolidation of the Grupo Éxito’s operation;

●      GPA Brazil[2]: R$ 2.9 billion, +4.1% vs. 1Q19, with margin of 20.0%, driven by the accelerated maturation of the new Assaí stores, which added 30 bps vs. 1Q19, as well as the strong recovery of Multivarejo (significant increase of 110 bps vs. 4Q19), with operational improvements resulting from the successful commercial management during the quarter;

●      Grupo Éxito: R$ 1.2 billion, +5.6% vs. 1Q19 pro forma, with a significant margin of 24.4%, in line with the Company’s expectations, ensuring strong competitiveness in the countries where the group operates;

Consolidated Adjusted EBITDA came to R$ 1.2 billion, up 38.3% from 1Q19 and +2.0% pro forma, with margin of 6.1%, confirming the positive trend in the Brazil operations and the first consolidation of the Grupo Éxito’s operation;

●       GPA Brazil[2]: R$ 988 million, up 9.6% from 1Q19, and margin of 6.8%, driven by the solid performance of Assaí and strong recovery by Multivarejo which, besides streamlining its operations, reduced its SG&A significantly by 5.7%;

●       Grupo Éxito: R$ 289 million, down 5.8% from 1Q19, and margin of 5.7%, driven by the continuous control of expenses, despite the challenging scenario.

Leverage

●         Net debt/EBITDA[3] ratio of 2.5x, with deleveraging expected in the coming quarters through operating cash flows and opportunities for potential monetization of mature and non-core assets of approximately R$ 3.3 billion.

●        The Company ended 1Q20 with a solid financial position, consisting of R$6.1 billion in cash, equivalent to 120% of its short-term debt (vs. 103% in 1Q19). In addition, the portfolio of unsold receivables totaled R$ 433 million, and we further strengthened cash balance through a new credit line contracted at the end of April, for a total of R$ 500 million, with a two-year maturity, demonstrating an adequate level of liquidity in view of the Company's future obligations.

Capex

●        Investments of GPA Consolidated came to R$ 673 million in the quarter. In line with the strategy to strengthen the portfolio, one Assaí store, one Minuto Pão de Açúcar store, one gas station and two Surtimayorista stores in Colombia were inaugurated during the quarter.

●        The Company reaffirms its expansion and optimization plan; however, due to the pandemic scenario, a few changes in deadlines or postponements may occur. Currently, 17 Assaí stores (three conversions) are under construction. The plan is advancing consistently and the conversions of Extra Super stores into Mercado Extra and Pão de Açúcar into the G7 model should be concentrated towards the year-end, along with new store openings in the Pão Açúcar and Minuto Pão de Açúcar formats.

1 Proforma: results of Grupo Éxito in 1Q19 included in consolidated for comparability purposes only;

2 GPA Brazil: GPA Food Business Brazil, does not include results from other complementary businesses

3 Pre-IFRS16 adjusted, accumulated in the last 12 months

Events subsequent to the reporting period:

●        Distribution of dividends of Grupo Éxito in the amount of approximately R$ 1.2 billion, which will help deleverage GPA Brazil’s operation;

●        Approval of the distribution of dividends amounting to R$ 155.9 million, corresponding to R$ 0.58 per common share, with payout of 25% in 2019.

1Q20 RESULTS

 (1) GPA Food Business BrazilResults do not include the result of other complementary businesses. (2) Operating income before interest, taxes, depreciation and amortization. (3) Adjusted for Other Operating Income and Expenses. PS: Tax credits were not materially different from previous quarters.

 “The first quarter of 2020 was marked by important operational advances across all business formats, thanks to the strategic initiatives rolled out by the Company, both in Brazil, as well as in Colombia, Uruguay and Argentina. We remain focused on the continuous improvement and operational efficiency of our businesses, overcoming major challenges especially during the pandemic period experienced worldwide. Our digital ecosystem continues to be further strengthened, supported by a technological infrastructure and very efficient processes, which have allowed us to triple our operational capacity and anticipate the projects planned for one year, in a few weeks, further strengthening our leadership position in the food e-commerce in South America. Health security has become an attribute in our operations, characterized as an essential factor in business sustainability. The adherence to the hygiene and safety protocols that we have implemented in all countries where we operate now places us on a new level, in accordance with a new reality of society and the new scenario that is ahead of us. Likewise, we remain focused and increasingly firm in maintaining social actions in a more and more robust solidarity network. We continue to work to that our customers in Brazil and South America have access to the products they need, making their purchases in safety, and the 1Q20 results assure us that we are on the right direction.”

Peter Estermann - CEO of GPA

I. OPERATING PERFORMANCE BY BUSINESS

Assaí

1Q20

Gross sales revenue grew by over R$1.6 billion, totaling R$8.5 billion in the quarter. The strong growth of 23.8% was driven by the successful expansion of 40 stores in the last 24 months, which already account for 25% of total sales of the banner. The banner gained over 2.5 million new clients and reported higher sales volume and increase in same-store sales of 7.1%.  In the quarter, one Assaí store was opened in the state of Pernambuco, the 167th of the banner, in line with the strategy of expanding its stores in other regions of Brazil.

Currently, 17 Assaí stores (three conversions) are under construction, confirming the banner’s ongoing expansion plan.

Gross profit came to R$1.2 billion, with margin of 15.6% (30 bps higher than in 1Q19), due to: (i) the accelerated maturation of the recent expansion, (ii) the adequate level of competitiveness in the quarter, with reduced promotional activity in the last two weeks of March, (iii) the higher participation of individual consumers in total sales (which reached 70% in 1Q20 vs. approximately 50% before the pandemic) and (iv) the lower participation of business clients in total sales.

For one more quarter, the increase in selling, general and administrative expenses was lower than the increase in sales revenue, corresponding to 9.2% of net sales revenue (down 30 bps. from 1Q19), due to consistent and rigorous control of expenses.

Adjusted EBITDA maintained the consistent growth observed in recent quarters, growing 33.6% to R$503 million, with margin of 6.4% in 1Q20 (up 50 bps. from 1Q19), reflecting the increase in gross margin and control of expenses.

Multivarejo

1Q20

Gross revenue totaled R$7.3 billion in 1Q20 (+6.1% vs. 1Q19), driven by the maturation of renovated and converted stores, as well as the implementation of successful commercial strategies and higher purchases by clients during the second half of March due to the pandemic scenario. Food e-commerce also contributed positively to business evolution, growing 82%, corresponding to 3% of Multivarejo's revenues and 7% of Pão de Açúcar revenues. Sales grew across all banners, with formats demonstrably better adapted to the demands of consumers. Same-store sales grew 6.6% in the period.

Gross profit was R$1.7 billion, with margin of 25.1% (up 110 bps from 4Q19), demonstrating better commercial management and greater operational efficiency. Since early February, an in-depth revision of the category mix and product mix was carried out, which resulted in: (i) optimization of the pricing model, (ii) reduction of the need for investments in promotions, (iii) improvement in negotiations and higher penetration of private-label (which currently account for 14% of Multivarejo sales). Initiatives were also implemented to reduce shrinkage level (-40 bps vs. 4Q19), through greater integration of store supply practices.

Selling, general and administrative expenses declined sharply by 5.7% from 1Q19 (significant decrease of 240 bps as a percentage of net sales revenue), demonstrating the continuous discipline in controlling and reducing expenses, without any impact on the service offered. Most of the savings in the quarter were concentrated in marketing, maintenance, IT and corporate expenses. It is worth mentioning that the maturation of renovated and converted stores also contributed to a higher dilution of expenses through significant sales growth during the period.

Adjusted EBITDA totaled R$485 million, with margin of 7.2% (up 100 bps from 4Q19), reflecting the strong recovery of sales growth, as well as the excellent management to reduce and control expenses, despite the formidable challenges related to the pandemic.

Digital Ecosystem

▪          The e-commerce operation registered 82% growth in the quarter, considering all delivery models. The Express model was implemented in 130 stores (vs. 77 stores in 1Q19), growing 86% when compared to 1Q19 and currently is present in 260 stores. “Click & Collect” was implemented in 125 stores, with growth of 129%.  Two new dedicated distribution centers were opened in the quarter to sustain the accelerated growth of the operation. The “paodeacucar.com” and “clubeextra.com.br” websites registered growth of 76% in customers and 150% in number of accesses compared to 1Q19, and online sales already account for 3% of gross sales revenue at Multivarejo and 7% at Pão de Açúcar, consolidating and strengthening the Company’s leadership position in the online food segment.

▪          GPA’s loyalty apps totaled more than 12 million downloads, accounting for a significant share, reaching 3.3 million unique Monthly Active Users (MAU), up 30% from 1Q19. Sales originated by the “Pão de Açúcar Mais” and “Clube Extra” apps already represent around 50% of total sales in the e-commerce operation. Moreover, “Stix Fidelidade” is still under development and is currently prospecting business partners that will further strengthen the program.

▪         James Delivery ended the quarter serving 19 cities (currently it already serves 25 cities and is active in 134 stores), and has registered 2.5 million downloads. James Delivery registered a sales growth of 8 times in comparison with 1Q19, accompanied by a 130% increase in average ticket. GMV registered a robust growth of 42 times in the retail vertical, due to (i) the maturation of the regions served,  (ii) the higher physical and technological integration with Multivarejo, (iii) partnerships with the Raia Drogasil and Iguatemi chains. We continue to develop new solutions through the app and, in April, we launched “James Prime,” a model that can receiver a higher number of orders per client.

▪         The foodtech Cheftime continued to register average monthly growth of over 40%. In 1Q20, we concluded the renovation of its production center (expanding the pizza, esfiha and meals categories), redesigned the production of sushi at stores and improved the digital experience with a new sales model: delivery restaurants/dark kitchens in the James Delivery app, delivering ready-to-eat meals prepared at stores located in strategic areas.

Grupo Éxito

GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019. Therefore, Grupo Éxito’s results are being considered in Consolidated GPA only in 1Q20. Growth and variation figures in relation to 1Q19 are merely for comparison purposes.

Gross sales totaled R$5.7 billion in 1Q20, with significant growth of 14.5% in total sales and same-store sales grew 12.1%, confirming the positive trend observed in recent quarters, with growth across all formats and regions. The quarterly highlights were the strong performance by Colombia, driven by the Éxito Anniversary Campaign and higher sales volume in the second half of March, the increase in sales in both Uruguay, which had an excellent tourist season, and in Argentina, which reported sales growth above inflation despite a challenging economic scenario in the country.

Gross profit was R$1.2 billion, up 5.6% from 1Q19, with margin of 24.4%, which is an extremely healthy for the group’s retail operations in all the countries where it operates. Gross margin decreased 210 bps compared to the pro forma in the same period last year, mainly due to the accounting reclassifications made in 1Q20 between the Selling, General and Administrative Expenses lines and costs, as well as the lower contribution from complementary businesses, which had a different commercial dynamic due to Covid-19, as well as the need for more promotional efforts in Uruguay and Argentina.

Selling, general and administrative expenses totaled R$ 945 million, up 7.1% from 1Q19, equivalent to 18.5% of net sales (vs. 19.9% in 1Q19), reflecting the same impact of accounting reclassifications in 1Q20. Even if we excluded this effect, expenses would have declined as a percentage of net sales, demonstrating the continuous efforts to control and reduce expenses.

Adjusted EBITDA totaled R$289 million (-5.8% vs. 1Q19), with significative margin of 5.7%, reflecting the above factors.

II. OTHER INCOME AND EXPENSES

Other Income and Expenses came to an expense of R$273 million, mainly related to the following: (i) expenses with the integration of Latin America assets and restructuring of Brazilian operations (closures and conversions); (ii) tax contingencies; and (iii) non-recurring impacts to meet increased demand in all operations on account of the pandemic scenario.

We expect the possible assets monetization, earlier mentioned in this report, to positively impact this line over the coming quarters so that it remains stable level at the end of the year in comparison with the previous year.

III. FINANCIAL RESULT

Net financial result of GPA Consolidated was R$426 million, equivalent to 2.2% of net sales. Due to the adoption of IFRS 16, the financial result now includes Interest on lease liability, which totaled R$212 million in the quarter. Considering the net financial result without the effect of Interest on lease liability, amounting to R$ 214 million, the main variations were:

●        Financial income: increase of R$ 47 million from 1Q19; mainly due to the higher average cash balance invested;

●        Financial expenses (including the cost of receivables discount): increase of R$ 91 million from 1Q19, due to higher interest expenses caused by the increase in gross debt with the acquisition of Grupo Éxito;

●        Net effect of exchange variation: increase of R$ 33 million from 1Q19; resulting in an expanse of R$ 28 million, mainly due to the sharp devaluation of the Brazilian real and Colombian peso on the company’s imports.

IV. NET INCOME

Consolidated GPA ended 1Q20 with a net loss of controlling shareholders of R$ 130 million, mainly explained by a greater depreciation with the Grupo Éxito’s consolidation and a higher cost of debt (impact of R$ 92 million on the financial result with the restructuring and optimization of Latin America operations).

Excluding the impact of other income and expenses, GPA Consolidated would have registered net income of R$ 65 million in 1Q20.

V. NET DEBT

In order to calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1) Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted by the balance of unsold receivables totaled R$ 10.8 billion for GPA Consolidated, equivalent to 2.5 times net debt/adjusted EBITDA(1), mainly reflecting the funding operation for the acquisition of Grupo Éxito. The higher leverage is in line with the Company’s plan and remains at an adequate level.

The Company ended 1Q20 with a solid financial position of R$ 6.1 billion in cash, equivalent to 120% of its short-term gross debt (vs. 103% in 1Q19). Moreover, the balance of unsold receivables totaled R$ 433 million, and we further strengthened cash balance through a new credit line contracted at the end of April, for a total of R$ 500 million, with a two-year maturity, demonstrating an adequate level of liquidity in view of the Company's future obligations.

It is also worth mentioning the subsequent event to the quarter, regarding the distribution of dividends by Grupo Éxito in the amount of R$ 1.2 billion, which will be used to amortize debt.

The Company can use the strong operating cash flow, as well as the potential monetization of other non-core assets such as land and buildings, amounting to R$ 3.3 billion, and other opportunities for divesting its interest in subsidiaries to reduce its leverage in the future.

VI. INVESTMENTS

In 1Q20, investments in Brazil totaled R$ 591.3 million, net of asset sales, which went to the expansion of an Assaí store, a Minuto Pão de Açúcar store and a gas station.

Investments in Grupo Éxito totaled R$ 81.7 million, with the opening of two Surtimayorista stores (cash and carry model that already has 32 stores and registered 14% sales growth in the quarter).

VII. STORE PORTFOLIO CHANGES BY BANNER - BRAZIL

The Company reaffirms its plan for expansion, conversion and renovation of stores. However, in light of the new coronavirus (Covid-19) pandemic, works could be postponed.

VIII. Coronavirus (Covid-19)

The World Health Organization (WHO) classified the new coronavirus (Covid-19) outbreak as a global pandemic on March 11, 2020, a fact that changed the relations and habits of various consumers. The impacts on our operation were gradually noticed after this declaration by the WHO and, especially, after the first decree on quarantine and social distancing announced by the São Paulo state government and later by other states.

▪          Key effects observed (March 14 to 31): (i) change in the product mix; (ii) less frequent but higher volume purchases; (iii) higher share of individual consumers in Assaí; (iv) expansion and strengthening of the digital ecosystem (+82% in food e-commerce, +4.200% in GMV of retail vertical of James Delivery, +130% in the average ticket of James Delivery and +90% in the number of ready and semi-ready meals at Cheftime);

▪          Key measures implemented (March 14 to 31): (i) partnership with industry to guarantee the supply of basic and essential products to people; (ii) 15% increase in stocks of essential products; (iii) maintenance of the pricing policy and scale-down in promotional efforts to maintain adequate level of products on store shelves; (iv) special credit for clients to purchase food products; (v)  adaptation of store hours; (vi) safety/precautionary measures adopted for clients and employees; (vii) increase in the number of stores serving the Express model; (viii) inauguration of two new e-stores; (ix) integration of James Delivery operation with websites and apps; (x) around 5,000 temporary workers hired; (xi) solidarity actions in the form of donation of food, hygiene and cleaning products.

For further information on the impacts of coronavirus on the Group's operations, access the sales report released on April 22, 2020, available on the Company's Investor Relations website.

IX. CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET

ASSETS

(R$ million)	Consolidated 03.31.2020	Consolidated 03.31.2019	GPA Food Business Brazil 03.31.2020	GPA Food Business Brazil 03.31.2019	Grupo Éxito - International Operation 03.31.2020
Current Assets	**20,641**	**36,923**	**13,929**	**11,977**	**6,665**
Cash and Marketable Securities	6,152	2,359	3,454	2,359	2,664
Accounts Receivable	980	765	716	765	261
Credit Cards	433	488	433	488	-
Sales Vouchers and Trade Account Receivable	500	216	206	216	292
Allowance for Doubtful Accounts	(36)	(5)	(5)	(5)	(31)
Resulting from Commercial Agreements	83	66	83	66	-
Inventories	9,701	5,732	6,992	5,732	2,708
Recoverable Taxes	1,482	648	930	648	551
Noncurrent Assets for Sale	1,034	26,745	982	1,800	52
Prepaid Expenses and Other Accounts Receivables	1,291	674	854	673	429
Noncurrent Assets	**38,960**	**21,498**	**23,091**	**21,526**	**15,818**
Long Term Assets	4,830	4,253	4,668	4,256	189
Accounts Receivables	0	60	0	60	-
Credit Cards	0	60	0	60	-
Recoverable Taxes	3,167	2,876	3,167	2,876	-
Deferred Income Tax and Social Contribution	421	313	398	316	21
Amounts Receivable from Related Parties	100	39	51	39	59
Judicial Deposits	794	785	794	785	-
Prepaid Expenses and Others	369	181	259	181	108
Investments	764	215	303	215	461
Investment Properties	3,053	20	-	20	3,053
Property and Equipment	22,600	14,167	15,153	14,179	7,430
Intangible Assets	7,694	2,843	2,968	2,855	4,686
TOTAL ASSETS	**59,601**	**58,421**	**37,020**	**33,503**	**22,483**

LIABILITIES

	Consolidated 03.31.2020	Consolidated 03.31.2019	GPA Food Business Brazil 03.31.2020	GPA Food Business Brazil 03.31.2019	Grupo Éxito - International Operation 03.31.2020
Current Liabilities	**22,422**	**32,713**	**14,157**	**11,311**	**8,200**
Suppliers	12,038	6,481	8,075	6,481	3,961
Loans and Financing	2,608	1,275	1,155	1,275	1,453
Debentures	2,963	1,067	1,985	1,067	978
Lease Liability	920	465	622	471	297
Payroll and Related Charges	1,031	694	757	694	269
Taxes and Social Contribution Payable	648	363	351	363	296
Dividends Proposed	228	164	156	164	72
Financing for Purchase of Fixed Assets	133	47	102	47	31
Debt with Related Parties	192	160	103	256	61
Advertisement	42	31	41	31	-
Provision for Restructuring	41	7	7	7	34
Unearned Revenue	292	213	189	213	76
Non current Assets Held for Sale	(0)	21,504	-	-	-
Others	1,286	243	612	243	673
Long-Term Liabilities	**23,270**	**12,140**	**14,118**	**12,175**	**9,087**
Loans and Financing	1,439	307	588	307	851
Debentures	10,793	3,890	4,832	3,890	5,962
Lease Liability	7,960	5,336	6,293	5,371	1,668
Deferred Income Tax and Social Contribution	766	499	292	499	471
Tax Installments	349	447	348	447	1
Provision for Contingencies	1,313	1,276	1,208	1,276	106
Unearned Revenue	23	18	23	18	-
Provision for loss on Investment in Associates	561	316	497	316	-
Others	65	53	37	53	28
Shareholders' Equity	**13,909**	**13,568**	**8,746**	**10,016**	**5,196**
Attributed to controlling shareholders	**11,251**	**10,284**	**8,746**	**10,016**	**2,544**
Capital	6,839	6,825	6,859	6,825	-
Capital Reserves	456	426	457	426	-
Profit Reserves	3,445	3,106	939	2,838	2,154
Other Comprehensive Results	491	(73)	491	(73)	390
Minority Interest	2,658	3,284	-	0	2,652
TOTAL LIABILITIES	**59,601**	**58,421**	**37,020**	**33,503**	**22,483**

Income Statement - 1Q20

R$ - Million	Consolidated (1) 1Q20	1Q19	Δ
Gross Revenue	21,644	13,828	56.5%
Net Revenue	19,682	12,709	54.9%
Cost of Goods Sold	(15,465)	(9,877)	56.6%
Depreciation (Logistic)	(61)	(33)	83.5%
Gross Profit	4,156	2,798	48.5%
Selling Expenses	(2,459)	(1,683)	46.1%
General and Administrative Expenses	(501)	(269)	86.0%
Selling, General and Adm. Expenses	(2,960)	(1,953)	51.6%
Equity Income[2]	(66)	(17)	279.2%
Other Operating Revenue (Expenses)	(273)	(51)	436.0%
Depreciation and Amortization	(543)	(325)	67.2%
Earnings before interest and Taxes - EBIT	314	452	-30.6%
Financial Revenue	202	36	464.1%
Financial Expenses	(628)	(338)	85.6%
Net Financial Result	(426)	(303)	40.8%
Income (Loss) Before Income Tax	(112)	150	n.d.
Income Tax	9	(14)	n.d.
Net Income (Loss) Company - continuing operations	(103)	136	n.d.
Net Result from discontinued operations	(6)	54	n.d.
Net Income (Loss) - Consolidated Company	(109)	190	n.d.
Net Income (Loss) - Controlling Shareholders - continuing operations[3]	(124)	136	n.d.
Net Income (Loss) - Controlling Shareholders - discontinued operations[3]	(6)	(10)	-40.2%
Net Income (Loss) - Consolidated Controlling Shareholders[3]	(130)	126	n.d.
Minority Interest - Non-controlling - continuing operations	21	(0)	n.d.
Minority Interest - Non-controlling - discontinued operations	(0)	64	n.d.
Minority Interest - Non-controlling - Consolidated	21	64	-67.1%
Adjusted Net Income (Loss) - Controlling Shareholders - Consolidated (4)	65	164	-60.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	918	810	13.3%
Adjusted EBITDA (4)	1,191	861	38.3%

% of Net Revenue	Consolidated (1) 1Q20	1Q19
Gross Profit	21.1%	22.0%
Selling Expenses	12.5%	13.2%
General and Administrative Expenses	2.5%	2.1%
Selling, General and Adm. Expenses	15.0%	15.4%
Equity Income[2]	0.3%	0.1%
Other Operating Revenue (Expenses)	1.4%	0.4%
Depreciation and Amortization	2.8%	2.6%
EBIT	1.6%	3.6%
Net Financial Revenue (Expenses)	2.2%	2.4%
Income Before Income Tax	0.6%	1.2%
Income Tax	0.0%	0.1%
Net Income (Loss) Company - continuing operations	0.5%	1.1%
Net Income (Loss) - Consolidated Company	0.6%	1.5%
Net Income (Loss) - Controlling Shareholders - continuing operations[3]	0.6%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders[3]	0.7%	1.0%
Minority Interest - Non-controlling - continuing operations	0.1%	0.0%
Minority Interest - Non-controlling - Consolidated	0.1%	0.5%
Adjusted Net Income (Loss) - Controlling Shareholders - Consolidated (4)	0.3%	1.3%
EBITDA	4.7%	6.4%
Adjusted EBITDA (4)	6.1%	6.8%

(1) Consolidated includes results of other complementary businesses; (2) Share of profit in an associate includes Cdiscount's results in the Consolidated figures. (3) Net income after non controlling interest. (4) Adjusted by Other Operating Income and Expenses.

Cash Flow – Consolidated (*)

X. BREAKDOWN OF SALES BY BUSINESS - BRAZIL

XI. BREAKDOWN OF SALES (% of Net Sales) - BRAZIL

1Q20 Results Conference Call and Webcast

Thursday, May 14, 2020
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
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http://www.gpari.com.br

Investor Relations Contacts

GPA Phone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

APPENDIX

Company’s Business:

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Consolidated: Amounts reported refer to the sum of the operations of Food – Brazil, Grupo Éxito, Cdiscount and other businesses of the Company.

Discontinued Activities: Refer to Via Varejo operations until May 2019 and other subsequent effects related to the write-off of investments.

Earnings per Share: Diluted earnings per share are calculated as follows:

●          Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●          Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Food – Brazil: Amounts reported refer to the sum of Assaí and Multivarejo operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Retail vertical: Corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.